Allianz Life Insurance Company of North America

Stewart D. Gregg

Senior Securities Counsel

5701 Golden Hills Drive

Minneapolis, MN 55416-1297

Telephone: 763-765-2913

Telefax: 763-765-6355

stewart.gregg@allianzlife.com

April 27, 2014

Securities and Exchange Commission

Division of Investment Management

Insured Investments Office

100 F Street NE

Washington, D.C. 20549

RE:

Allianz Life Insurance Company of North America

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

File Nos. 333-185864 & 333-195462

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned Registration Statements and requests that said Registration Statements become effective on May 1, 2014 after the filing of such Registration Statements.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Insurance Company of North America

/s/ Stewart Gregg